U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-21145				August 31, 2016
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify): ☐
3. Exact name of investment company as specified in registration statement:
SPDR Index Shares Funds
4. Address of principal executive office: (number, street, city, state, zip code)
1 Lincoln Street, Boston, MA 02111

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

SPDR Index Shares Funds

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that each of the SPDR Index Shares Funds, as listed in Appendix A (the “Trust”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of August 31, 2016. Management is responsible for the Trust’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Trust’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trust’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2016, and with respect to agreement of security purchases and sales, for the period from April 29, 2016 (the date of our last examination), through August 31, 2016:

•	Confirmation of all securities held by institutions in book entry form, at a fund level or omnibus level, where applicable, at the Depository Trust Company and various international depositories and the application of alternative procedures where confirmations were not received. These confirmations included, but were not limited to, securities held by the Trust;

•	Confirmation of all securities on loan with the securities lending agent;

•	Reconciliation of all such securities to the books and records of the Trust and State Street Bank and Trust Company, the Trust’s custodian; and

•	Agreement of a sample of security purchases and security sales from the books and records of the Trust to subsequent security settlement through review of cash activity.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust’s compliance with specified requirements.

In our opinion, management’s assertion that each of SPDR Index Shares Funds, as listed in Appendix A, complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2016 with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of SPDR Index Shares Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
December 12, 2017

Appendix A

SPDR Dow Jones Global Real Estate ETF
SPDR Dow Jones International Real Estate ETF
SPDR EURO STOXX 50 Currency Hedged ETF
SPDR EURO STOXX 50 ETF
SPDR EURO STOXX Small Cap ETF
SPDR MSCI ACWI ex-US ETF
SPDR MSCI ACWI IMI ETF
SPDR MSCI ACWI Low Carbon Target ETF
SPDR MSCI Australia StategicFactors ETF (formerly SPDR MSCI Australia Quality Mix ETF)
SPDR MSCI Canada StategicFactors ETF (formerly SPDR MSCI Canada Quality Mix ETF)
SPDR MSCI China A Shares IMI ETF
SPDR MSCI EAFE StategicFactors ETF (formerly SPDR MSCI EAFE Quality Mix ETF)
SPDR MSCI Emerging Markets StategicFactors ETF (formerly SPDR MSCI Emerging Markets Quality Mix ETF)
SPDR MSCI Germany StategicFactors ETF (formerly SPDR MSCI Germany Quality Mix ETF)
SPDR MSCI International Real Estate Currency Hedged ETF
SPDR MSCI Japan StategicFactors ETF (formerly SPDR MSCI Japan Quality Mix ETF)
SPDR MSCI Mexico StategicFactors ETF (formerly SPDR MSCI Mexico Quality Mix ETF)
SPDR MSCI South Korea StategicFactors ETF (formerly SPDR MSCI South Korea Quality Mix ETF)
SPDR MSCI Spain StategicFactors ETF (formerly SPDR MSCI Spain Quality Mix ETF)
SPDR MSCI Taiwan StategicFactors ETF (formerly SPDR MSCI Taiwan Quality Mix ETF)
SPDR MSCI United Kingdom StategicFactors ETF (formerly SPDR MSCI United Kingdom Quality Mix ETF)
SPDR MSCI World StategicFactors ETF (formerly SPDR MSCI World Quality Mix ETF)
SPDR S&P China ETF
SPDR S&P Emerging Asia Pacific ETF
SPDR S&P Emerging Europe ETF
SPDR S&P Emerging Latin America ETF
SPDR S&P Emerging Markets Dividend ETF
SPDR S&P Emerging Markets ETF
SPDR S&P Emerging Markets Small Cap ETF
SPDR S&P Emerging Middle East & Africa ETF
SPDR S&P Global Dividend ETF
SPDR S&P Global Infrastructure ETF
SPDR S&P Global Natural Resources ETF
SPDR S&P International Consumer Discretionary Sector ETF
SPDR S&P International Consumer Staples Sector ETF
SPDR S&P International Dividend Currency Hedged ETF
SPDR S&P International Dividend ETF

2

SPDR S&P International Energy Sector ETF
SPDR S&P International Financial Sector ETF
SPDR S&P International Health Care Sector ETF
SPDR S&P International Industrial Sector ETF
SPDR S&P International Materials Sector ETF
SPDR S&P International Small Cap ETF
SPDR S&P International Technology Sector ETF
SPDR S&P International Telecommunications Sector ETF
SPDR S&P International Utilities Sector ETF
SPDR S&P North American Natural Resources ETF
SPDR S&P Russia ETF
SPDR S&P World ex-US ETF
SPDR STOXX Europe 50 ETF

3

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of the SPDR Index Shares Funds as listed in Appendix A (the “Trust”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2016, and from April 29, 2016 through August 31, 2016.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2016, and from April 29, 2016 through August 31, 2016, with respect to securities reflected in the investment account of the Trust.

SPDR Index Shares Funds

By:	/s/ Bruce Rosenberg
Treasurer

12/12/17
Date

Appendix A

SPDR Dow Jones Global Real Estate ETF
SPDR Dow Jones International Real Estate ETF
SPDR EURO STOXX 50 Currency Hedged ETF
SPDR EURO STOXX 50 ETF
SPDR EURO STOXX Small Cap ETF
SPDR MSCI ACWI ex-US ETF
SPDR MSCI ACWI IMI ETF
SPDR MSCI ACWI Low Carbon Target ETF
SPDR MSCI Australia StategicFactors ETF (formerly SPDR MSCI Australia Quality Mix ETF)
SPDR MSCI Canada StategicFactors ETF (formerly SPDR MSCI Canada Quality Mix ETF)
SPDR MSCI China A Shares IMI ETF
SPDR MSCI EAFE StategicFactors ETF (formerly SPDR MSCI EAFE Quality Mix ETF)
SPDR MSCI Emerging Markets StategicFactors ETF (formerly SPDR MSCI Emerging Markets Quality Mix ETF)
SPDR MSCI Germany StategicFactors ETF (formerly SPDR MSCI Germany Quality Mix ETF)
SPDR MSCI International Real Estate Currency Hedged ETF
SPDR MSCI Japan StategicFactors ETF (formerly SPDR MSCI Japan Quality Mix ETF)
SPDR MSCI Mexico StategicFactors ETF (formerly SPDR MSCI Mexico Quality Mix ETF)
SPDR MSCI South Korea StategicFactors ETF (formerly SPDR MSCI South Korea Quality Mix ETF)
SPDR MSCI Spain StategicFactors ETF (formerly SPDR MSCI Spain Quality Mix ETF)
SPDR MSCI Taiwan StategicFactors ETF (formerly SPDR MSCI Taiwan Quality Mix ETF)
SPDR MSCI United Kingdom StategicFactors ETF (formerly SPDR MSCI United Kingdom Quality Mix ETF)
SPDR MSCI World StategicFactors ETF (formerly SPDR MSCI World Quality Mix ETF)
SPDR S&P China ETF
SPDR S&P Emerging Asia Pacific ETF
SPDR S&P Emerging Europe ETF
SPDR S&P Emerging Latin America ETF
SPDR S&P Emerging Markets Dividend ETF
SPDR S&P Emerging Markets ETF
SPDR S&P Emerging Markets Small Cap ETF
SPDR S&P Emerging Middle East & Africa ETF
SPDR S&P Global Dividend ETF
SPDR S&P Global Infrastructure ETF
SPDR S&P Global Natural Resources ETF
SPDR S&P International Consumer Discretionary Sector ETF
SPDR S&P International Consumer Staples Sector ETF
SPDR S&P International Dividend Currency Hedged ETF
SPDR S&P International Dividend ETF
SPDR S&P International Energy Sector ETF

SPDR S&P International Financial Sector ETF
SPDR S&P International Health Care Sector ETF
SPDR S&P International Industrial Sector ETF
SPDR S&P International Materials Sector ETF
SPDR S&P International Small Cap ETF
SPDR S&P International Technology Sector ETF
SPDR S&P International Telecommunications Sector ETF
SPDR S&P International Utilities Sector ETF
SPDR S&P North American Natural Resources ETF
SPDR S&P Russia ETF
SPDR S&P World ex-US ETF
SPDR STOXX Europe 50 ETF